Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation or Organization
Fleet Street (US) Corp.	Delaware
Intellinx Software Inc.	Delaware
Bottomline Holdings LLC	Delaware
BT General LLC	Delaware
Create!form International, LLC	Delaware
LAS Holdings LLC	Delaware
LAS Services LLC	Delaware
Allegient Systems LLC	Delaware
Optio Software, LLC	Delaware
Bottomline Technologies (Aust) Pty Ltd.	Australia
CLS Research Pty Ltd.	Australia
Corporate Drive Holdings SRL	Barbados
Bottomline Technologies (Canada), Inc.	Canada
Sterci Canada, Inc.	Canada
Bottomline Technologies S.A.	France
Sterci SAS	France
Bottomline Technologies GmbH	Germany
Intellinx Ltd.	Israel
Bottomline Technologies PTE LTD	Singapore
Bottomline Technologies Sarl	Switzerland
AFP Holdings Limited	United Kingdom
Bottomline Technologies Limited	United Kingdom
Bottomline Technologies Europe Limited	United Kingdom
Chatham Street Technologies Limited	United Kingdom
Chatham Street LP	United Kingdom